Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

BHP Billiton Limited and BHP Billiton Plc:

We consent to the use of our report dated October 3, 2005, with respect to the consolidated balance sheets of BHP Billiton Group as of June 30, 2005 and 2004, and the related consolidated profit and loss accounts, statements of total recognised gains and losses, and statements of cash flows for each of the years in the three-year period ended June 30, 2005, incorporated herein by reference, and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG Audit Plc

KPMG Audit Plc

London, United Kingdom

3 October 2005